UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 7)*

Under the Securities Exchange Act of 1934

CHARLIE’S HOLDINGS, INC.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

16077A101

(CUSIP Number)

Vincent C. Smith	LB 2, LLC	Red Beard Holdings, LLC
17595 Harvard Avenue, Suite C511	17595 Harvard Avenue, Suite C511	17595 Harvard Avenue, Suite C511
Irvine, CA 92614	Irvine, CA 92614	Irvine, CA 92614
	Attention: Manager	Attention: Manager

With Copies To:

Daniel W. Rumsey, Esq.

Jessica R. Sudweeks, Esq.

Disclosure Law Group, aPC

655 West Broadway, Suite 870

San Diego, CA 92101

Tel: (619) 272-7050

Fax: (619) 330-2010

MARCH 19, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16077A101	13D	Page 1 of 7 Pages

1.	NAMES OF REPORTING PERSONS LB 2, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) (see instructions) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 92,760 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 92,760 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 92,760 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) * (1)(2)(3)
14.	TYPE OF REPORTING PERSON (see instructions) OO (LLC)

* Less than 0.1%

(1)	Mr. Smith is the Manager of LB 2, LLC, and has the sole right to vote and dispose of the securities held by LB 2, LLC.

(2)

The Reporting Person is a party to a Voting Agreement that may limit its ability to vote its outstanding shares of capital stock of the Company in certain circumstances. See Item 4 of this Schedule 13D for additional information.

(3)

Calculated based on 210,890,737 shares of Common Stock outstanding as of December 31, 2021, as reported in the Issuer’s Definitive Information Statement on Schedule 14C, filed with the SEC on February 4, 2022.

CUSIP No. 16077A101	13D	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS Red Beard Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) (see instructions) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 52,145,004 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 52,145,004 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,145,004 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.4% (1)(2)(3)
14.	TYPE OF REPORTING PERSON (see instructions) OO (LLC)

(1)

Includes (i) 40,128,254 shares of Common Stock held by Red Beard Holdings, LLC (“Red Beard”); (ii) 7,616,275 shares of Common Stock issuable upon the conversion of 33,750 shares of Series A Preferred Stock held by Red Beard; and (iii) 4,400,475 shares of Common Stock issuable upon the exercise of warrants held by Red Beard. Mr. Smith is the Manager of Red Beard and has the sole right to vote and dispose of the securities held by Red Beard.

Beneficial ownership is determined in accordance with Rule 13d-3 under the Act and includes voting or investment power with respect to the reported securities. Shares of the Common Stock that may be acquired by the Reporting Person within 60 days are deemed to be outstanding for the purpose of computing the number and percentage of shares beneficially owned by the Reporting Person, but are not deemed to be outstanding for the purpose of computing the number or percentage of shares beneficially owned by the other Reporting Persons. As a result, the number of shares and percentage ownership reported by the Reporting Person does not reflect the actual ownership or voting power of the Reporting Person with respect to securities of the Issuer that are actually outstanding.

(2)

The Reporting Person is a party to a Voting Agreement that may limit its ability to vote its outstanding shares of capital stock of the Company in certain circumstances. See Item 4 of this Schedule 13D for additional information.

(3)

Calculated based on 210,890,737 shares of Common Stock outstanding as of December 31, 2021, as reported in the Issuer’s Definitive Information Statement on Schedule 14C, filed with the Securities and Exchange Commission on February 4, 2022.

CUSIP No. 16077A101	13D	Page 3 of 7 Pages

1.	NAMES OF REPORTING PERSONS Vincent C. Smith
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) (see instructions) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 52,782,346 (1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 52,782,346 (1)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,782,346 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.7% (1)(2)(3)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Includes (i) 534,167 shares of Common Stock held directly by Mr. Smith; (ii) 10,415 shares of Common Stock held in Mr. Smith’s IRA account; (iii) 40,128,254 shares of Common Stock held by Red Beard; (iv) 7,616,275 shares of Common Stock issuable upon the conversion of 33,750 shares of Series A Preferred Stock held by Red Beard; (v) 4,400,475 shares of Common Stock issuable upon the exercise of warrants held by Red Beard; and (iii) 92,760 shares of Common Stock held by LB 2, LLC.

Mr. Smith is the Manager of each of Red Beard and LB 2, LLC, and has the sole right to vote and dispose of the securities held by each of Red Beard and LB 2, LLC.

Beneficial ownership is determined in accordance with Rule 13d-3 under the Act and includes voting or investment power with respect to the reported securities. Shares of the Common Stock that may be acquired by the Reporting Person within 60 days are deemed to be outstanding for the purpose of computing the number and percentage of shares beneficially owned by the Reporting Person, but are not deemed to be outstanding for the purpose of computing the number or percentage of shares beneficially owned by the other Reporting Persons. As a result, the number of shares and percentage ownership reported by the Reporting Person does not reflect the actual ownership or voting power of the Reporting Person with respect to securities of the Issuer that are actually outstanding.

(2)

The Reporting Person is a party to a Voting Agreement that may limit its ability to vote its outstanding shares of capital stock of the Company in certain circumstances. See Item 4 of this Schedule 13D for additional information.

(3)

Calculated based on 210,890,737 shares of Common Stock outstanding as of December 31, 2021, as reported in the Issuer’s Definitive Information Statement on Schedule 14C, filed with the Securities and Exchange Commission on February 4, 2022.

CUSIP No. 16077A101	13D	Page 4 of 7 Pages

EXPLANATORY NOTE

Reference is hereby made to that certain statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on June 16, 2015 relating to the beneficial ownership by the Reporting Persons of the Common Stock of the Issuer. The Schedule 13D was amended by the filing of (i) Amendment No. 1 to Schedule 13D filed with the SEC on July 23, 2015, (ii) Amendment No. 2 to Schedule 13D filed with the SEC on August 28, 2015, (iii) Amendment No. 3 to Schedule 13D filed with the SEC on November 4, 2015, (iv) Amendment No. 4 to Schedule 13D filed with the SEC on December 14, 2015, (v) Amendment No. 5 to Schedule 13D filed with the SEC on April 25, 2016; and (vi) Amendment No. 6 filed with the SEC on November 21, 2019. This Amendment No. 7 to Schedule 13D is intended to amend and restate the Schedule 13D, as previously amended, in its entirety to reflect all transactions since the date of filing Amendment No. 6 (as so amended, this “Schedule 13D” or this “Statement”).

The Reporting Persons hereby amend and restate the Schedule 13D as follows:

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, par value $0.001 per share (“Common Stock”), of Charlie’s Holdings, Inc. (the “Company”). The principal executive offices of the Company are located at 1007 Brioso Drive, Costa Mesa, California 92627.

All share amounts in this Schedule 13D reflect the Company’s 1-for-100 reverse split of its Common Stock, effective June 16, 2021.

Item 2. Identity and Background

(a)	This Schedule 13D is filed by the following persons:

●	LB 2, LLC, a limited liability company organized under the laws of California (“LB 2 ”);
●	Red Beard Holdings, LLC, a limited liability company organized under the laws of Delaware (“Red Beard ”); and
●	Vincent C. Smith, an individual (“Mr. Smith ” and, together with LB 2 and Red Beard, the “Reporting Persons”).

Mr. Smith is the Manager of LB 2 and has the sole right to vote and dispose of the securities held by LB 2. Mr. Smith is the Manager of Red Beard and has the sole right to vote and dispose of the securities held by Red Beard.

The agreement among the Reporting Persons relating to the joint filing of this Statement was previously attached as Exhibit 1 to Amendment No. 2 to Schedule 13D.

(b)	The business address for each of the Reporting Persons is 17595 Harvard Avenue, Suite C511, Irvine, California 92614.

(c)	LB 2 and Red Beard are investment vehicles. The principal occupation of Mr. Smith is Principal of Toba Capital.

(d)	During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)

During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	This citizenship of the Reporting Persons is as follows:

●	LB 2 is a limited liability company organized under the laws of California;
●	Red Beard is a limited liability company organized under the laws of Delaware; and
●	Mr. Smith is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

The source of funds for the acquisition of the securities of the Company reported in this Statement as beneficially owned by the Reporting Persons was the available capital of LB 2, Red Beard and Mr. Smith, as applicable. None of the funds used to acquire the reported securities were borrowed or otherwise obtained for the purpose of acquiring the securities.

For additional information about the acquisition of the reported securities, see the disclosure in Item 4 of this Statement, which is incorporated by reference into this Item 3.

Item 4. Purpose of Transaction

The securities of the Company to which this Statement relates have all been acquired by the Reporting Persons for investment purposes. A summary of the transactions pursuant to which the reported securities were acquired is set forth below.

On March 19, 2021, Red Beard entered into a Securities Purchase Agreement with the Company (the “Purchase Agreement”), pursuant to which Red Beard purchased (i) 18,600,000 shares of the Company’s Common Stock for $0.853 per share.

Voting Agreement

Each of the Reporting Persons (collectively, the “Stockholders”) are parties to an agreement with the Company (the “Voting Agreement”) pursuant to which they agreed, among other things, that they shall not be entitled to vote any outstanding shares of capital stock of the Company (including any shares of Common Stock acquired upon the conversion of preferred stock or upon exercise of warrants), whether owned as of the date of the Voting Agreement or acquired thereafter, to the extent that the Stockholders would collectively control in excess of 50% of the total voting power of the outstanding shares of capital stock of the Company (the “Voting Power”) at the time of any such vote, provided, however, that the Stockholders shall collectively be entitled to vote that number of shares of the capital stock of the Company held by the Stockholders that equal up to exactly 50% of the Voting Power at the time of any such vote. For purposes of the Voting Agreement “Stockholders” include any “affiliate” (as defined in Rule 144 under the Securities Act of 1933, as amended) of any of the Stockholders to which any shares of capital stock of the Company are sold or transferred on or following the date of the Voting Agreement. The voting limitation set forth in the Voting Agreement shall terminate upon the expiration of 61 days following the date on which written notice is delivered to the Company by the Stockholders holding a majority of the shares of capital stock of the Company then held by all Stockholders requesting that the voting limitation be so terminated. For the sake of clarity, the Voting Agreement does not limit the ability of any of the Stockholders to exercise investment power (including the power to dispose, or direct the disposition) of any shares of the capital stock of the Company. The foregoing is only a summary of the Voting Agreement, and does not purport to be complete and is qualified in its entirety by reference to the Voting Agreement, a copy of which is attached as Exhibit 4.1 to Amendment No. 5 to Schedule 13D file with the SEC on April 25, 2016.

Ownership of Mr. Smith

Mr. Smith is the Manager of LB 2 and has the sole right to vote and dispose of the securities held by LB 2. In addition, Mr. Smith is the Manager of Red Beard and has the sole right to vote and dispose of the securities held by Red Beard. As a result, Mr. Smith has sole voting and dispositive power over the securities reported by him and by each of the other Reporting Persons, and each of the other Reporting Persons has shared voting and dispositive power over the securities reported by that Reporting Person.

As a result of the aforementioned transaction and relationships, Mr. Smith is reporting beneficial ownership of an aggregate of 52,782,346 shares of Common Stock.

Summary of Referenced Documents

The foregoing descriptions of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the document which is included as an exhibit to this Statement. For additional information, see the disclosure in Item 7 of this Statement, which is incorporated by reference into this Item 4.

Plans or Proposals of Reporting Persons

The Reporting Persons have no present plans or proposals that relate to or would result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

The Reporting Persons intend to review their investments in the Company on a continuing basis and have in the past, and may in the future, engage in discussions with management, the board of directors, other stockholders and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Company. Depending on various factors including, without limitation, the results of any such discussions; the Company’s operating results, financial position and business strategy; the trading price of the Common Stock; conditions in the securities market; and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investments in the Company as they deem appropriate. These actions may include, but are not limited to, purchasing additional shares of Common Stock or Preferred Stock; converting additional shares of Preferred Stock into Common Stock; exercising any warrants held (in whole or in part); purchasing additional securities of the Company that it may issue from time to time; selling some or all of their shares of Series A Preferred or Common Stock (including Common Stock that may be received upon conversion of the Series A Preferred), subject to compliance with applicable law; engaging in any hedging or similar transactions with respect to the Company’s securities, subject to compliance with applicable law; seeking additional board representation; taking other action to effect changes in the board composition, ownership structure or operations of the Company; encouraging the Company to pursue one or more strategic transactions or strategic alternatives to its current business; and/or otherwise changing their intention with respect to any and all matters referred to in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

The information set forth on the Cover Pages to this Statement, and in Item 4 of this Statement, is incorporated by reference into this Item 5.

(a) Information about the number of shares of Common Stock, and the percentage of Common Stock, beneficially owned by each Reporting Person is set forth below:

LB 2, LLC

●	Number of Shares Beneficially Owned: 92,760 (see Row 11 of the applicable Cover Page)
●	Percentage of Class: less than 0.1% (see Row 13 of the applicable Cover Page)

Red Beard Holdings, LLC

●	Number of Shares Beneficially Owned: 52,145,004 (see Row 11 of the applicable Cover Page)
●	Percentage of Class: 23.4% (see Row 13 of the applicable Cover Page)

Vincent C. Smith

●	Number of Shares Beneficially Owned: 52,782,346 (see Row 11 of the applicable Cover Page)
●	Percentage of Class: 23.4% (see Row 13 of the applicable Cover Page)

With respect to each of the Reporting Persons, beneficial ownership is determined in accordance with Rule 13d-3 under the Act and includes voting or investment power with respect to the reported securities. Shares of Common Stock that may be acquired by a Reporting Person within 60 days are deemed to be outstanding for the purpose of computing the number and percentage of shares beneficially owned by the Reporting Person, but are not deemed to be outstanding for the purpose of computing the number or percentage of shares beneficially owned by the other Reporting Persons. As a result, the number of shares and percentage ownership reported by each Reporting Person does not reflect the actual ownership or voting power of the Reporting Person with respect to securities of the Company that are actually outstanding.

The percentage of class reported as beneficially owned by each of the Reporting Persons is calculated based on 210,890,737 shares of the Issuer’s Common Stock outstanding as of December 31, 2021, as reported in the Issuer’s Definitive Information Statement on Schedule 14C, filed with the SEC on February 4, 2022.

The Stockholders are parties to a Voting Agreement pursuant to which they agreed that they shall not be entitled to vote any outstanding shares of capital stock of the Company, whether owned as of the date of the Voting Agreement or acquired thereafter, to the extent that the Stockholders would collectively control in excess of 50% of the Voting Power at the time of any such vote. For additional information about the Voting Agreement, see the disclosure in Item 4 of this Statement, which is incorporated by reference into this Item 5.

(b) Mr. Smith is the Manager of LB 2 and has the sole right to vote and dispose of the securities held by LB 2. In addition, Mr. Smith is the Manager of Red Beard and has the sole right to vote and dispose of the securities held by Red Beard. As a result, Mr. Smith has sole voting and dispositive power over the securities reported by him and by each of the other Reporting Persons, and each of the other Reporting Persons has shared voting and dispositive power over the securities reported by that Reporting Person.

(c) This Schedule 13D was originally filed with the SEC on June 16, 2015, and was previously amended by the filing of (i) Amendment No. 1 to Schedule 13D filed with the SEC on July 23, 2015, (ii) Amendment No. 2 to Schedule 13D filed with the SEC on August 28, 2015, (iii) Amendment No. 3 to Schedule 13D filed with the SEC on November 4, 2015, (iv) Amendment No. 4 to Schedule 13D filed with the SEC on December 14, 2015, (v) Amendment No. 5 to Schedule 13D filed with the SEC on April 25, 2016; and (vi) Amendment No. 6 filed with the SEC on November 21, 2019. This Amendment No. 7 to Schedule 13D is intended to amend and restate this Schedule 13D in its entirety. Except as disclosed in Item 4 of this Statement, during the past 60 days, the Reporting Persons have not effected any transactions in the Company’s securities.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

For additional information about the contracts, arrangements, understandings or relationships among the Reporting Persons, and between any of the Reporting Persons and any other person, with respect to securities of the Issuer, see the disclosure in Item 4 of this Statement, which is incorporated by reference into this Item 6.

Item 7. Material to be Filed as Exhibits

The following agreements and other documents are being filed with, or incorporated by reference into, this Statement:

●	Form of Securities Purchase Agreement, dated March 19, 2021 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the SEC on March 23, 2021).

For additional information about each of the agreements and other documents referenced above, see the disclosure in Item 4 of this Statement.

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: February 18, 2022

LB 2, LLC

By: /s/ Vincent C. Smith

Name: Vincent C. Smith

Title: Manager

Red Beard Holdings, LLC

By: /s/ Vincent C. Smith

Name: Vincent C. Smith

Title: Manager

Vincent C. Smith

 /s/ Vincent C. Smith

Vincent C. Smith